March 11, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-6010

Attn: Mr. Jim B. Rosenberg

     Re: China Pharma Holdings, Inc.
         Form  10-KSB for the Fiscal Year Ended December 31, 2007
         Forms 10-QSB for the Quarterly Periods Ended March 31 and June 30, 2008 Form 10-Q for the Quarterly Period Ended September 30, 2008
         File No. 000-29523

Ladies and Gentlemen:

China Pharma Holdings, Inc. (the "Company") received the Staff's letter of comment dated December 23, 2008 (the "Comment Letter") on February 28, 2009. Below is our response to the Comment Letter.

Your comments have been set forth in italics and paragraphs have been numbered to correspond to the numeration of the Comment Letter.

Concurrently with this response to the Comment Letter, the Company is filing amendment to Form 10-KSB for the Fiscal Year Ended December 31, 2007 (the "10-KSB/A"), and amendments to Forms 10-QSB and Form 10-Q for the 2008 quarterly reports.

Form 10-KSB for the Fiscal Year Ended December 31, 2007
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PART I
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Item 2. Description of Property, page 29
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1.   We note that your subsidiary, Helpson, has entered into a lease with Hainan
     Zhongfu Going-abroad Personnel Service Center for its principal executive offices. Please file this material lease agreement as an exhibit to your filing as required under Item 601(b)(10)(i)(D) of Regulation SB.

     In response to your comment,  the Company has filed the lease  agreement as exhibit 10.12 to Form 10KSB/A.

PART II
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Item 8A-Controls and Procedures, page 43
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2.   You  disclose  significant  deficiencies  in your  internal  controls  over financial reporting however it does not appear that you have disclosed a definitive conclusion of management's assessment of the effectiveness of internal controls over financial reporting. Please revise your filing to include a statement as to whether or not internal control over financial reporting is effective as required by Item 308T(a)(3) of Regulation S-B.

     Our management has concluded that the internal control over financial reporting was not effective. In the second paragraph under Item 8A of the Form 10-KSB/A, it now reads that "our chief executive officer and chief financial officer concluded that our internal controls over financial reporting and procedures were not effective, due to the existence of significant internal control deficiencies our disclosure...".

PART III
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Item 9. Directors, Executive Officers, Promoted, and Control Persons ...page 46
-------------------------------------------------------------------------------

Code of Ethics, page 48
-----------------------

3. We note that you have not yet adopted a code of ethics. Please provide an explanation for why you have not yet done so as required under Item 406(a) of Regulation SB.

     We have edited the disclosure in the 10KSB/A to explain that we have had an informal Code of Ethics in our company, but it had not be formalized in writing at that time. Please note that we have formalized our English version of our Code of Business Conduct and Ethics on July 8, 2008. You may refer to Exhibit 14.1 of Form S-1 filed on July 11, 2008.

Signatures, page 55
-------------------

4. Please provide the signature of your principal accounting officer or controller. If one of the individuals who have already signed your filing is also the principal accounting officer or controller, please indicate this additional capacity in the signature block appearing below this individual's name.

     In response to your comment, the Company has made such revision on the signature page of Form 10-KSB/A.

5.   We also note that only two of your directors have signed your filing.  Your


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     Form 10-KSB must be signed by at least majority of your board of directors.
     Please provide the signatures as required under General Instruction C(2) to Form 10-KSB.

     Our board of directors was comprised of three members as of December 31, 2007. The Form 10KSB was signed by a majority of the directors on the board as of that date. In addition, we have signatures of all five of our current directors on the 10KSB/A.

Exhibits 31- Certifications
---------------------------

6. Please revise the wording of your certifications to be exactly as set forth in Item 601(b)(31) of Regulation S-B. In this regard your certifications include the title of the officer and name of the company in the first line of the certification that identifies the certifying officer. This comment also applies to the certifications filed with your 2008 quarterly reports.

     In response to your comment, the Company has made such revision on the certifications filed with Form 10-KSB/A and amendments to our 2008 quarterly reports.

Forms 10-QSB for the Quarterly Periods Ended March 31 and June 30, 2008 Form 10-Q for the Quarterly Period Ended September 30, 2008

7. It appears that you have not disclosed the conclusion of your Principal Executive Officer and Principal Financial Officer regarding the effectiveness of your disclosure controls and procedures as of end of each period covered by the reports as required under Item 307 of Regulation S-K. Please revise your filings to provide this disclosure.

     In response to your comment, the Company has made such revision on the amendments to the 2008 quarterly reports.

The Company acknowledges that:

   (i) it is responsible for the adequacy and accuracy of the disclosure in its filings;

   (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to such filing; and

   (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.


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If you have further requirements or questions, please do not hesitate to contact the undersigned at (0086-898)-66811730  or by facsimile at  (0086-898)-66819024.
You may also contact our counsel, Charles Law of KING AND WOOD, LLP by facsimile at (0086-10)-58785566.

                                     Very truly yours,

                                     By:  /s/ Zhilin Li
                                          -------------
                                          Zhilin Li
                                          President and CEO


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